John Hancock Capital Series
                              101 Huntington Avenue
                           Boston, Massachusetts 02199

January 20, 2005

VIA EDGAR

Securities and Exchange Commission
File Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention:  Brion R. Thompson, Esq. (Division of Investment Management)

Re: Delaying amendment to Registration Statement on Form N-14 of John Hancock Capital Series on behalf of John Hancock U.S. Global Leaders Growth Fund and its Reorganization with John Hancock Large Cap Growth Fund (File No. 333-121480)

Ladies and Gentlemen:

         Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect its Registration Statement with respect to the proposed reorganization of the Registrant with John Hancock Large Cap Growth Fund, which was filed with the Securities and Exchange Commission (the "Commission") on December 21, 2004.

         The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

         If you have any questions or comments, please do not hesitate to contact Brian Langenfeld, Esq. at (617) 375-1722.

         Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 20th day of January, 2005.

                                   John Hancock Capital Series

                                   /s/ Susan S. Newton
                                   -------------------
                                   By:  Susan S. Newton
                                   Title:  Senior Vice President and Secretary